UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT
Pursuant Regulation A of the Securities Act of 1933

January 14, 2025

(Date of Report (Date of earliest event reported))

Jamestown Invest 1, LLC
(Exact name of issuer as specified in its charter)

Delaware	83-1529368
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

675 Ponce de Leon Ave NE, 7th Floor, Atlanta, GA	30308
(Address of principal executive offices)	(ZIP Code)

(404) 490-4950
(Issuer’s telephone number, including area code)

Common Shares
(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events.
Net Asset Value (“NAV”) Per Share
On January 14, 2025, the Investment Committee of the Board of Directors of Jamestown Invest Manager, L.P. (the “Manager”) approved the NAV per share of the common shares of Jamestown Invest 1, LLC (the “Company”) of $11.01 as of December 31, 2025. The updated NAV per share will be effective on January 14, 2025, and will be effective until March 31, 2026, or within a commercially reasonable time thereafter.
NAV per share is calculated by taking the total value of the Company’s assets less the total value of the Company’s liabilities, divided by the number of the Company’s shares outstanding as of December 31, 2025. The Company’s NAV per share is calculated by an internal valuation process that reflects several components, as described in the Company’s Offering Circular “Description of our Common Shares—Valuation Policies.”
The Company’s NAV per share for the quarter ended December 31, 2025, increased by $0.10, from $10.91 to $11.01, compared to the Company’s NAV per share as of September 30, 2025, primarily due to an increase in the real estate valuation and decrease in the debt valuation due to loan amortization, as detailed below.

Real Estate Valuation - The current quarter-end valuation for Southern Dairies (the “Asset”) as of December 31, 2025 was $49.3 million, an increase of $100,000 or 0.20%, compared to the prior quarter-end valuation as of September 30, 2025, of $49.2 million.1 The increase in real estate value reflects the asset’s 100% leased occupancy and stable cash flows.

Debt Valuation - The mortgage loan principal outstanding as of December 31, 2025 totaled $25.4 million and had an interest rate swap for the full principal loan amount bearing a fixed rate of 6.09% per annum. In the fourth quarter of 2025, the fair value of the Asset’s loan decreased by approximately $124,000, which is consistent with the quarterly loan amortization payment. Additionally, the value of the interest rate swap decreased due to a downward adjustment in the forward curve and the roll-off of realized swap payments.
Status of Our Public Offering
As previously discussed in the Offering Circular, the Company commenced its public offering pursuant to Regulation A (the “public offering”) of $50,000,000 in its common shares on November 27, 2019. Prior to commencing its public offering, the Company raised $5,501,000 through a private placement.
As of December 31, 2025, the Company had raised public offering proceeds of $5,716,110 and had issued 552,129 common shares in the public offering. In total, the Company has raised $11,217,110 in offering proceeds and issued 1,102,299 common shares through both the private placement and the public offering, excluding any shares redeemed.
Fund Offering
The Manager stopped accepting new investments as of July 12, 2022.
As communicated previously, the distributions and redemptions made in 2025 were facilitated by cash flow reserves accumulated in anticipation of the loan refinancing completed in Q1 2025. At this point, these reserves have now been distributed.

While Southern Dairies continues to maintain 100% occupancy and is performing very well, the property’s new interest rate of 6.09% and monthly amortization has significantly reduced net available cash flow, which limited our ability to make distributions and redemptions in Q4 2025 and is likely to continue to limit our ability to make distributions and redemptions in 2026. Although we continue to evaluate a potential sale of Southern Dairies, we believe that an office transaction in the current market environment would not be successful, and it is in the best interest of our investors to wait until the office market improves.

We did not make distributions in Q4 2025 and will continue evaluating distributions and redemptions on a quarterly basis and will provide updates as they become available. As always, we appreciate your continued trust and understanding.

There are currently 51,207.01 shares in the redemption queue representing approximately $559,000 of total value based on prior quarter NAV per share of $10.91. Future distributions and redemption requests will continue to be evaluated on a quarterly basis.

1 Shown at 100% Asset level. Jamestown Invest 1, LLC owns a 51% interest in the Asset.

Asset Management Update - Southern Dairies @ Ponce City Market
Leasing Updates
As of December 31, 2025, the Asset was 100% leased with a weighted average lease term of 4.8 years.
Parking
For the year ended December 31, 2025, the Property generated approximately $312,000 in total parking revenue, a $122,000 or 28% decline compared to the year ended December 31, 2024. Revenue associated with monthly parking arrangements decreased approximately $70,000 per year, compared to the year ended December 31, 2024, primarily due to Live Nation terminating 34 of its 37 monthly parking spaces, all of which were added in 2024. Separately, revenue associated with transient parking fees decreased by $35,000, driven by poor weekend weather in the first quarter of 2025, including heavy rain and freezing temperatures, and the opening of a near-by surface parking lot. Notably, 2024 parking revenue was unusually high due to the temporary inclusion of Live Nation parkers, while 2025 parking performance remains in line with year-end 2023 levels.
Property Activations

In October 2025, property management partnered with Bee Downtown to host an exclusive hive tour for tenants featuring the on-site beehives. This one-of-a-kind, hands-on experience allowed participants to suit up in full beekeeping gear and learn how to safely open a hive, use a smoker, and maneuver frames while gaining insight into the vital role honeybees play in our agricultural system.

In December 2025, property management hosted a festive holiday party for Southern Dairies office employees. Guests were encouraged to wear their favorite holiday sweaters while enjoying light bites, beverages, giveaways, gingerbread-making contests, and more.

SIGNATURES
Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jamestown Invest 1, LLC
By:	/s/ Matt Bronfman
Name:	Matt Bronfman
Title:	Chief Executive Officer

Date:	January 14, 2025

Safe Harbor Statement
This Current Report on Form 1-U contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, and descriptions of goals and objectives. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, which generally are not historical in nature. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, international, regional and local economic and political climates, (ii) changes in global financial markets and interest rates, (iii) increased or unanticipated competition for our properties, (iv) risks associated with acquisitions, dispositions and development of properties, (v) maintenance of real estate investment trust status, tax structuring, and changes in income tax laws and rates, (vi) availability of financing and capital, the levels of debt that the Company maintain and its credit rating, (vii) risks of pandemics such as COVID-19, including escalations of outbreaks and mitigation measures imposed in response thereto, (viii) environmental uncertainties, including risks of natural disasters, and (ix) those additional factors described under the section entitled “Risk Factors” in the Company’s offering circular, dated September 24, 2021 and filed by us with the Securities and Exchange Commission (the “Commission”) on September 24, 2021 (the “Offering Circular”), as such factors may be updated from time to time in the Company’s subsequent filings with the Commission, which are accessible on the Commission’s website at www.sec.gov. In addition, past performance is not indicative of future results. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the Commission. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.
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